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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PACIFIC FINANCIAL ASSOCIATES

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10170 SWEET BAY CT
(No. and Street)

PARKLAND	FL	33076
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALEX FELDMAN	954-732-4495	TIFFCAP@GMAIL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ALEX FELDMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIOLA WEBB-ANDO
Notary Public, State of Florida
Commission# HH 766582
My comm. expires Dec. 21, 2026

Signature:

Title:
GENERAL PRINCIPAL

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC FINANCIAL ASSOCIATES, NV

Financial Statements

For the Fiscal Year Ended June 30, 2026

Pacific Financial Associates, NV

For the year-end June 30, 2026

Table of Contents

Ohab and Company, P.A.
100 E. Sybelia Ave. Suite 130
Maitland, FL 32751
Certified Public Accountants
Email: pam@ohabco.com
Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Pacific Financial Associates, NV

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Pacific Financial Associates, NV identified the following provision of 17 C.F.R. §15c3-3(k) under which Pacific Financial Associates, NV claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) Pacific Financial Associates, NV stated that Pacific Financial Associates, NV met the identified exemption provision throughout the most recent fiscal year without exception. Pacific Financial Associates, NV's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Financial Associates, NV's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

October 6, 2026

Pacific Financial Associates NV, Inc.

September 30, 2026

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receives customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman

Alex Feldman
President and Chief Compliance Officer

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Pacific Financial Associates, NV

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Financial Associates, NV as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pacific Financial Associates, NV's management. Our responsibility is to express an opinion on Pacific Financial Associates, NV's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Financial Associates, NV in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Pacific Financial Associates, NV's auditor since 2020.

Maitland, Florida

October 6, 2026

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Pacific Financial Associates, NV

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Financial Associates, NV (the "Company") as of June 30, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Financial Associates, NV management. Our responsibility is to express an opinion on Pacific Financial Associates, NV's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Financial Associates, NV in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Requirements to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Pacific Financial Associates, NV's financial statements. The supplemental information is the responsibility of Pacific Financial Associates, NV's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Requirements to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pacific Financial Associates, NV's auditor since 2020.

Ohab and Company, PA

Maitland, Florida

October 6, 2026

Pacific Financial Associates, NV.
Statement of Financial Condition
June 30, 2026

Assets

Cash and cash equivalents	$	13,381
Commissions receivable		1,826
Other Assets		2,968
Total assets	$	18,174

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	8,165
Commissions payable		1,370
		9,535
Total liabilities		9,535
Stockholder's equity		
Common stock ($0 par value, 100,000 shares authorized,		
46,821 shares issued and outstanding)		2,000
Paid-in capital		-
Retained earnings		6,640
Total stockholder's equity		8,640
Total liabilities and stockholder's equity	$	18,174

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.

Statement of Cash Flows

For the Fiscal Year Ended June 30, 2026

Cash flows from operating activities:		
Net income (loss)		$ 447
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable		(82)
Acccounts Receivable		1,210
CRD Account		
(Decrease) increase in:		
Accounts payable and accrued expenses		1,016
Commissions payable		62
Net cash provided by operating activities		2,653
Cash Flows from investing activities:		
Dividends Paid		(4,000)
Net decrease in cash and cash equivalents		(1,347)
Cash and cash equivalents at beginning of year		17,695
Cash and cash equivalents at end of year		$ 16,348
Supplemental disclosure of cash flow information:		
Cash paid for interest	$0	
Taxes paid	$ 14	

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2026

Computation of net capital			$	8,640
Total stockholder's equity				
Less: Non Allowable assets				
CRD deposits				
Commissions receivable (net)				(1,827)
Prepaid Expenses				
Total Adjustments				(1,827)
Net Capital			$	6,813
Computation of net capital requirements				
Minimum net capital requirements				
6-2/3% of net aggregate indebtness	$	636		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital				1,813
Aggregate indebteness to net capital		1.40	:	1
Computation of aggregate indebtedness:				
Total Liabilities	$	9,535		

There are no material differences between the preceding computation
and the Company's corresponding unaudited Part IIA of form X-17A-5 as of June 30, 2026.

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Income (Loss)
For the Fiscal Year Ended June 30, 2026

Revenues		
Commissions income-Mutual Funds	$	82
Commissions income-Mutual Funds 12B-1's		21,371
Commissions Income-Variable Annuities		2,421
Total revenues		23,874
Expenses		
Commissions expense		6,062
Professional services		13,552
Regulatory fees		1,148
All other expenses		2,547
Total expenses		23,308
Net income (loss) before income tax provisions		566
Interest Income		-
Income tax provision		119
Net income (loss)	$	447

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2026

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2025	12,192		$ 2,000	$ 10,193	$ 12,193
Dividends Paid				$ (4,000)	$ (4,000)
Net Income (Loss)				447	447
Balance, June 30, 2026	12,192		$ 2,000	$ 6,640	$ 8,640

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates NV, Inc.

September 30, 2026

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receives customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman

Alex Feldman
President and Chief Compliance Officer

Pacific Financial Associates, NV
Notes to Financial Statements
For the fiscal year ended June 30, 2026

Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions – Commissions from the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

Distribution Fees- 12 B1's – The company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax

Note 2 – Significant Accounting Policies (continued)

expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However, no such expenses or benefits were recorded as of June 30, 2026 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740*, Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Related Parties

The company pays a small commission to its sole stockholder. During the year commissions of $6,000 were paid to the stockholder. Additionally, the stockholder received a monthly fee for telephone and auto expense totaling $2,547 for the year ending June 30th, 2026.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $6,813 which was $1,813 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.4 to 1**.**

Note 6 - Income Taxes

At June 30, 2026 there was a provision of $119 of Federal income tax and no State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2023 to the present, generally for three years after they are filed.

Note 7- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending June 30, 2026 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ('ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL') methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of June 30th, 2025 and 2026 of $1,745 and $1,827 respectively.

Note 10 -Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of revenues that are derived from trailing 12B-1 and commissions generated from orphaned accounts by the clients directly from their respective mutual funds/annuity. The Company has identified its President as the chief operating decision maker ("CODM"), who used net income to evaluate the

results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 11 – Subsequent Events

Management has evaluated the company's subsequent events and transactions that occurred through the date the financial statements where available to be issued. The company has determined that no subsequent events or transactions have occurred that would require disclosure or adjustments.

Note 12- Commitments and Contingencies

The company does not have any commitments or contingencies as of the year ended June 30, 2026

Pacific Financial Associates, NV

Schedule II – Computation for Determination of Reserve

Requirements Under Rule 15c3-3

As of June 30, 2026

The Company operates under the exemption provision of paragraph (k) (1) of SEC Rule 15c3-3.

Pacific Financial Associates, NV

Schedule III – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

As of June 30, 2026

The Company operates pursuant to the (k) (1) exemption under SEC Rule 15c3-3 and does not hold customer's funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.